VOLKSWAGEN AG

Interim Report January–September 2002


WOB PR 202

Summary

Key Figures

'000 units[1]/million €	3rd quarter 2002	3rd quarter 2001	%	1st-3rd quarter 2002	1st-3rd quarter 2001	%
Volkswagen Group						
Deliveries to customers	1,243	1,239	+ 0.3	3,757	3,897	- 3.6
of which: in Germany	228	233	- 2.5	706	747	- 5.5
abroad	1,016	1,006	+ 1.0	3,051	3,150	- 3.2
Unit sales	1,236	1,188	+ 4.0	3,731	3,911	- 4.6
of which: in Germany	222	223	- 0.6	684	727	- 5.9
abroad	1,014	965	+ 5.0	3,047	3,184	- 4.3
Production	1,227	1,185	+ 3.5	3,778	3,956	- 4.5
of which: in Germany	424	450	- 5.8	1,340	1,441	- 7.0
abroad	804	736	+ 9.2	2,438	2,514	- 3.0
Workforce ('000 on 30.09.02/31.12.01)				322.9	322.1	+ 0.3
of which: in Germany				166.9	166.3	+ 0.3
abroad				156.1	155.8	+ 0.2
Sales revenue	21,209	20,757	+ 2.2	65,269	66,255	- 1.5
Operating profit	1,182	1,746	- 32.3	3,714	4,384	- 15.3
– as % of sales revenue	5.6	8.4		5.7	6.6	
Profit before tax	711	1,361	- 47.8	2,974	3,721	- 20.1
– as % of sales revenue	3.4	6.6		4.6	5.6	
Profit after tax	439	903	- 51.4	1,842	2,357	- 21.9
Earnings per ordinary share[2]						
– undiluted in €	1.14	2.37	- 51.9	4.78	6.20	- 22.9
– diluted in €	1.14	2.36	- 51.7	4.77	6.15	- 22.4
Automotive Division						
Investments in tangible and other intangible assets	1,536	1,558	- 1.4	4,339	4,160	+ 4.3
– as % of sales revenue	8.2	8.3		7.4	6.9	
Cash flows from investing activities	2,133	1,766	+ 20.8	6,130	5,208	+ 17.7
Cash flows from operating activities	2,058	1,235	+ 66.6	6,748	4,975	+ 35.6
Research and development costs[3]	744	744	- 0.0	1,949	1,988	- 2.0

1) Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
2) For details of calculation see table on page 9.
3) For details of calculation see table on page 11.

Development of operating profit in the first nine months in line with expectations. The Volkswagen Group is on course to meet the most recent 2002 earnings forecast:

- Operating profit 3,714 million € (= 5.7 % of sales revenue)
- Gross margin stabilized at 15.2 %, an improvement on prior year
- Profit before tax 2,974 million € (= 4.6 % of sales revenue), included in this position is a balance sheet date loss of 417 million € from the valuation of securities
- Earnings per ordinary share 4.78 €
- Group unit sales in third quarter 4 % up on prior year period
- Inventories remain at ideal level; production adjusted to market conditions
- Volkswagen's strong creditworthiness maintained; Volkswagen Financial Services successfully opens bond market after Summer break with benchmark terms
- Volkswagen Industry Leader in Dow Jones Sustainability Index for third year in a row
- World premiere of Touareg and of new Audi A8 at Paris Motor Show
- New Beetle Cabrio launched in USA

Share price development, September 2001 to September 2002*


Index
180
160
140
120
100
80
60
VW ordinary share
VW preferred share
DAX (German share index)
Index: as at September 30, 2001 = 100
Oct. Nov. Dec. Jan. Feb. March April May June July Aug. Sept.

	September 2001	December 2001	March 2002	June 2002	September 2002
VW ordinary share (€)	39.05	52.50	60.46	48.80	36.52
VW preferred share (€)	26.37	34.85	40.50	32.90	26.70
DAX (German share index)	4,308	5,160	5,397	4,383	2,769

* Month-end-prices (XETRA).

Economic trend

The slight upward trend in the world economy seen in the first half of the year was not sustained in the third quarter of 2002. The combination of existing overcapacities, increasing raw material prices and further declining equity markets had a particularly subduing effect. In the USA growth slowed significantly, though solid consumer demand continued to underpin economic development. In the Latin American countries, negative effects were felt, in particular, as a result of the severe economic crisis in Argentina. While the emerging countries of East Asia have seen strong growth in the year to date, after a brief recovery phase, Japan was again subject to a deflationary trend.

In Western Europe, deteriorating export prospects and a further downturn in investor and consumer confidence had a negative effect on economic development. In contrast, the reforming states of Central and Eastern Europe recorded above average growth. In Germany, following the minor recovery in the second quarter, the economy weakened once again, and this was accompanied by an increase in unemployment.

Deliveries to customers

On a cumulative basis, worldwide sales of Volkswagen Group vehicles fell against the prior year comparable period by 3.6 % to 3,756,837 units. As such the upward trend seen in the second quarter was carried over into the third. The Volkswagen Group participated only to a moderate extent in the incentive programmes that have become commonplace in the automotive industry and was, nonetheless, able to achieve an increase in sales of 0.3 % in the third quarter versus the prior year. This was in keeping with the Volkswagen strategy of maintaining the value of its products. The Company's share of total new vehicle registrations worldwide was 11.9 (12.4) %.

In the Europe/Rest of the World Region, where the market continued to suffer from weak overall demand, the Group sold 2,445,336 units (– 6.8 %). In the German passenger car market there was also no sign of an upward trend versus the prior year (– 2.6 %). Nevertheless, the Volkswagen Group reasserted its competitive lead in Germany with a 29.7 (29.9) % market share of new vehicle registrations. In Western Europe (including Germany), in the face of falling overall demand (- 4.0 %), Volkswagen remained the market leader, with a share of 18.3 (18.9) %. The Polo and the Audi A4 achieved substantial increases in sales in the European markets. In Central and Eastern Europe the Group did not match the high sales volumes of the prior year. Sales in the Rest of the World Region fell well short of the 2001 comparable period, in particular as a result of the continuing market weakness in Turkey.

In North America, the Volkswagen Group increased its deliveries to customers in the period under review by 0.8 % against the prior year period to 503,157 units. While fewer vehicles were sold in the USA (– 1.4 %) and Canada (– 0.7 %), in Mexico the Group increased its sales by 7.0 %. A major factor has been the launch of new SEAT models into the Mexican market in 2001.

Ongoing economic problems in South America further hindered the sales development of Volkswagen models in the South America/South Africa Region. From January to September 2002 the Group delivered 358,633 vehicles to customers (– 15.5 %). The Volkswagen Group remained the market leader in Brazil, with a 26.7 (28.8) % share. The severe economic crisis in Argentina means that there is no prospect of a recovery in the automotive sector; the passenger car market declined by 50.1 %. In South Africa, Group sales were slightly down on those of the prior year period (– 2.2 %).

In the Asia-Pacific Region, the Volkswagen Group increased its sales by a substantial 28.5 %, to a total of 449,711 units, in the first nine months of the year. In China, especially, Volkswagen maintained its clear lead over the competition, selling a total of 368,789 vehicles (+ 34.9 %). The Japanese import market has grown slightly over the year to date (+ 1.2 %). The Group increased its sales in Japan by 2.6 %.

Deliveries to customers[1]

'000 units[2]	3rd quarter 2002	2001	%	1st-3rd quarter 2002	2001	%
Volkswagen brand group	884	877	+ 0.7	2,634	2,750	– 4.2
Audi brand group	292	289	+ 0.9	914	922	– 0.9
Volkswagen Commercial Veh.	68	72	– 6.7	209	225	– 7.3
Volkswagen Group	**1,243**	**1,239**	**+ 0.3**	**3,757**	**3,897**	**– 3.6**
Europe/Rest of the World	770	808	– 4.8	2,445	2,623	– 6.8
North America	173	174	– 0.5	503	499	+ 0.8
South America/South Africa	119	135	– 12.0	359	425	– 15.5
Asia-Pacific	182	122	+ 49.3	450	350	+ 28.5

1) 2001 deliveries have been updated on the basis of statistical extrapolations.
2) Each individual figure is rounded, so that minor dicrepancies may occur through the addition of these amounts.

Worldwide inventory development

In the third quarter 2002 the Volkswagen Group again responded to the continued market weakness with its strategy of flexible production, as a result of which worldwide inventories decreased by 26 thousand units against the end June, 2002 inventory level. As a consequence, inventories held by our Group companies and by the dealership organization were below the prior year level and that on December 31, 2001.

Unit sales, production and workforce

In the period January to September 2002 the Volkswagen Group sold a total of 3,730,753 vehicles (– 4.6 %) to the dealership organization. The proportion of total units sold in Germany remained constant, at 18.3 %.

In view of the continued market weakness, Volkswagen adjusted its worldwide production by – 4.5 % to 3,778,070 units. Domestic German production decreased slightly to 35.5 (36.4) % of the total. The production figure includes 34,109 Ford Galaxy units (– 15.1 %), which are included in unit sales but not in deliveries to customers.

The number of people employed by the Group worldwide at September 30, 2002 was 322,933, the same level as at 2001 year-end. In Germany the Group employed 166,866 people (+ 0.3 %).

World premiere of Touareg and of new Audi A8

The launches of the Touareg and of the new Audi A8 were extremely well received by the media. The response of the trade press endorses our strategy regarding the position of these models within the Group range.

Analysis by business line for the period from January 1 to September 30

'000 units/million €		Volkswagen brand group	Audi brand group	Commercial Vehicles	Financial Services/ Europcar	Remaining companies*	Volkswagen Group	
Deliveries	2001	2,750	922	225			3,897	
	2002	2,634	914	209			3,757	– 3.6 %
Vehicle sales	2001	2,768	919	223			3,911	
	2002	2,642	891	199			3,731	– 4.6 %
Production	2001	2,795	930	231			3,956	
	2002	2,676	895	207			3,778	– 4.5 %
Sales revenue	2001	37,813	18,729	3,615	5,703	395	66,255	
	2002	35,559	18,934	3,439	6,942	395	65,269	– 1.5 %
Operating profit	2001	2,559	1,107	192	479	46	4,384	
	2002	2,083	860	142	587	42	3,714	– 15.3 %

* Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

Sales revenue and operating result by business lines

With a 4.6 % decline in unit sales, the sales revenue of the Volkswagen Group decreased between January and September 2002 by 1.5 % against the prior year period. However, both unit sales (+ 4.0 %) and sales revenue (+ 2.2 %) were up versus the third quarter of the prior year. The higher unit sales in the third quarter were generated mainly in China. As the joint ventures there are consolidated at equity, this increase had a disproportionately low effect on sales revenue and operating profit. In the cumulative period the Audi brand group and the Financial Services Division increased their sales revenue against the prior year.

In the first nine months all divisions posted operating profits. The ongoing revenue and cost optimization measures resulted in an improvement in the gross margin of the Group. However, operating profit was substantially down on the prior year, in particular due to less favourable exchange rates. As a consequence, the operating result in the period January to September 2002 also fell well short of the level of the prior year period.

In the VW brand group the decline in unit sales and the change in exchange rates led to a substantial reduction in the operating result. The operating profit of the Audi brand group was depressed by upfront expenditures and by the launch of the Ibiza, as a result of which the previous year's operating profit could not be matched. The Commercial Vehicles Division's result in the third quarter was above the prior year level, although on a cumulative basis the negative impact of lower unit sales figures and upfront expenditures for new models depressed the result.

The business of the Financial Services Division continued to grow. The operating profit increased substantially against the prior year. Higher earnings were generated in particular in Europe and North America.

Analysis by market for the period from January 1 to September 30

	1st-3rd quarter			
	Sales revenue		Operating profit	
million €	2002	2001	2002	2001
Europe/Rest of the World	45,126	45,819	2,440	2,816
North America	13,279	12,293	1,177	1,212
South America/South Africa	3,390	4,458	– 250	28
Asia-Pacific*	3,474	3,685	347	328
Volkswagen Group*	**65,269**	**66,255**	**3,714**	**4,384**

* The sales revenues and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific Region, as these companies are consolidated at equity.

Sales revenue and operating result by markets

In the first nine months of 2002 the fall in unit sales in Europe also resulted in a decline in sales revenue versus the prior year period. However, in the third quarter the Volkswagen Group increased its sales revenue slightly against the prior year. In North America the expanding financial services business and higher unit sales led to an increase in sales revenue in the cumulative period. In the South America/South Africa Region the economic crisis persisted, and the devaluation of local currencies exacerbated the decline in sales revenue.

In Europe the Volkswagen Group did not achieve the level of operating result of the previous year, though the return on sales remained at a high level. The result in North America also fell short of the prior year. Increased selling and distribution costs and current exchange rate developments had a negative impact compared to the previous year. In the Asia-Pacific Region the positive trend in results was sustained. The ongoing economic crisis, at the start of the year in Argentina and, since then also in Brazil, resulted in losses in the South America/South Africa Region.

Sales revenue of the Volkswagen Group

In the first nine months of 2002 the sales revenue of the Volkswagen Group was just below the prior year level at 65,269 million € (– 1.5 %). As such, the fall in unit sales did not lead to a corresponding decline in sales revenue. The more favourable development of sales revenue resulted in particular from increased sales of higher-value vehicles and equipment specifications, as well as price adjustments. The expanding financial services business made a positive contribution to sales revenue. Volkswagen generated 72.5 (72.3) % of its sales revenue outside Germany.

Earnings development

In the first nine months of 2002 the gross profit of the Automotive Division for the Group as a whole was 9,889 million € (– 0.1 %), which was around the prior year level. Continuous improvement in cost structures and the sustainable impact of pricing measures almost compensated for the 4.6 % decline in unit sales and increased warranty costs – in particular resulting from the extension of warranty periods to two years in Europe – and helped to stabilize the gross margin (15.2 %) in the first three quarters of the year. In the Financial Services Division gross profit in the first nine months increased to 940 million € (+ 1.4 %). Sales incentive schemes in the US market, and in the third quarter also in Germany – albeit less extensive than those of the competition – led to an increase in distribution costs of 163 million € to 5,386 million €. Higher administrative expenses (+ 3.6 %) resulted primarily from expanding operations in the financial services business and from increased system development costs. The other operating result was below the prior year, as a result of the currency impact, higher write-downs of receivables based on higher volumes, and upfront expenditures for Auto 5000 GmbH in preparation for start of production of the Minivan Touran. As a consequence, the operating profit fell by 670 million € to 3,714 million €. The financial result was reduced by 417 million € on account of the balance sheet date valuation of securities reflecting the capital markets situation as at end September. In addition, higher accumulation was accrued on the long-term provisions.

The fall in operating profit in third quarter 2002 relative to the prior year period resulted primarily from less favourable exchange rates, increased

Profit before tax by quarters Volkswagen Group


million €
1,750
1,500
1,250
1,000
750
500
250
1,245
1,115
1,361
688
997
1,266
711
1st quarter 2001
2nd quarter 2001
3rd quarter 2001
4th quarter 2001
1st quarter 2002
2nd quarter 2002
3rd quarter 2002
4th quarter 2002

Earnings per share

		3rd quarter		1st-3rd quarter	
		2002	2001	2002	2001
Weighted average number of outstanding shares in million					
– undiluted:	ordinary shares	278.2	275.8	277.9	272.9
	preferred shares	105.2	105.2	105.2	105.2
– diluted:	ordinary shares	278.2	277.2	278.7	276.4
	preferred shares	105.2	105.2	105.2	105.2
Profit in million €					
– Profit after tax		439	903	1,842	2,357
– Minority interests		2	2	4	5
– Net profit attributable to shareholders of VOLKSWAGEN AG		437	901	1,838	2,352
Earnings per share in €					
– undiluted:	ordinary share	1.14	2.37	4.78	6.20
	preferred share	1.14	2.36	4.84	6.26
– diluted:	ordinary share	1.14	2.36	4.77	6.15
	preferred share	1.14	2.36	4.83	6.21

warranty costs, higher start-up costs and a reversal of redundant provisions in third quarter 2001.

Profit before tax in the cumulative period was 2,974 million € (– 20.1 %). After tax, net earnings were 1,842 million € (– 21.9 %).

Earnings per share

Undiluted earnings per share were calculated by dividing the portion of earnings attributable to the shareholders of VOLKSWAGEN AG for the reporting period by the average number of shares in issue in that period. New shares resulting from options being exercised are included on a pro rata basis from the date of exercise. In the period from January to September 2002 this involved options exercised in connection with the second tranche of the share option plan; in the comparative prior year period new shares resulted from options exercised in connection with the 1986 option bond which expired on August 1, 2001. Shares acquired in the course of buybacks are deducted as from the date of acquisition.

Diluted earnings per share were calculated taking account of options which can be exercised in connection with the issue of convertible bonds as part of the second tranche of the existing share option plan and, in the prior year, from the 1986 option bond.

Outlook

We expect no significant change in business development until the end of 2002. We confirm our forecasts from the half year report of worldwide deliveries to customers of just under 5 million vehicles and a profit before tax in the range of 4 billion €.

Investments in tangible assets and cash flow in the Automotive Division

Investments in tangible assets in the Automotive Division in the first nine months of the year was 4,339 million € (+ 4.3 %). This investment focussed on expansion of the product range and the associated modernization of production facilities. This primarily involved the Touareg and the Minivan Touran. Investments were also made in the successors to current model series such as the Golf and the Audi A8, as well as for the commissioning of the Automobilmanufaktur Dresden.

In the core automotive business, cash flow increased by 35.6 % to 6,748 million €. As such, all capital investments were once again financed in full from self-generated funds.

Net liquidity

On September 30, 2002 the net liquidity of the Volkswagen Group was – 35.7 billion €. The growing financial services business required additional funding, as a result of which the net debt in the Financial Services Division increased to 38.2 billion €.

In the period under review the net liquidity of the Automotive Division was positive, at 2.5 billion € – slightly below the level at the start of the year. Adjusted to take account of the negative net liquidity of the financing and other companies, the net liquidity of the Volkswagen, Audi and Commercial Vehicles brand groups was 7.0 billion €.

Ratings

The favourable ratings from the Standard & Poor's (long-term: A+/short-term: A–1) and Moody's Investors Service (long-term: A 1/short-term: P–1) rating agencies which the Company has enjoyed for many years remain unchanged. The agencies thus continue to rate the Group's creditworthiness positively, which on a continuing basis leads to a lower cost of potential external financing.

Analysis of net liquidity at September 30

million €	Volkswagen Group	Automotive[1]	Financial Services/ Europcar
2001	– 32,302	3,126	– 35,428
2002	– 35,749	2,489	– 38,238

million €	Automotive companies	Remaining companies (financing and other companies)[2]
2001	5,655	– 2,529
2002	7,017	– 4,528

[1] Including allocation of the consolidation positions between the Automotive and Financial Services divisions.
[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH incl. consolidation.

Research and development costs in the Automotive Division

	1st-3rd quarter		
million €	2002	2001	%
Total research and development costs	2,881	2,728	+ 5.6
of which: capitalized	1,655	1,471	+ 12.5
Capitalization ratio in %	57.4	53.9	
Amortization of capitalized development costs	723	731	– 1.2
Research and development costs as per income statement	**1,949**	**1,988**	**– 2.0**

Research and development costs were above the previous year's level. In the first nine months of 2002 the capitalization ratio increased slightly over the previous year, reflecting the status of development activities in individual projects; this had a corresponding positive impact on earnings.

Financial services business continues to expand

The business trend of the Financial Services Division was highly positive in the first nine months. The number of finance, leasing and insurance contracts worldwide at the end of the period under review had increased to 5,340,060 (+ 7.4 %) compared to September 30, 2001. Consequently, the Financial Services Division represents some 45 % of the total Group balance sheet. The proportion of deliveries to customers which were financed and leased rose to 37.8 (29.9) %, based on consistently applied credit criteria. The deposits of Volkswagen Bank *direct* increased by 17.7 % versus December 31, 2001, to 5,349 million €. The additional funding required as a result of the expanding business was financed primarily from external capital, as is common in this sector. Key features in this regard were the three largest issues forming part of the Debt Issuance Programme: in the first quarter of the year Volkswagen Financial Services AG issued two bonds raising 1 billion € each, with terms of three and ten years respectively, and in the third quarter a bond raising 1.5 billion € with a term of five and a half years. The proportion of internal refinancing was further reduced according to plan.

The car rental business of Europcar saw positive development over the course of the year, bucking the industry trend. This resulted in particular from the optimization of business processes and a restructuring of the customer base.

New member of the Group Board of Management appointed

On September 6, 2002 the Supervisory Board of VOLKSWAGEN AG appointed Mr. Hans Dieter Pötsch (Dipl.-Ing.) as a full member of the Board of Management with effect from January 1, 2003, initially without portfolio. He will succeed Dr. Bruno Adelt, whose contract expires on December 31, 2003, as Member of the Board of Management with responsibility for Finance.

Contract basis with dealers reframed

The amendment to legal requirements governing the sale of motor vehicles as part of the European Commission's Block Exemption Regulation will change the existing structure of motor vehicle distribution in Europe. In the context of implementing the necessary changes, Volkswagen is redefining the basis of its contracts with dealers. The EU-wide contracts based on the new Block Exemption Regulation guidelines will be drafted by the end of the year. The primary aim will remain to provide customers with the highest possible quality of advice and service in conjunction with our dealership organization.

VOLKSWAGEN AKTIENGESELLSCHAFT

The Board of Management
Wolfsburg, Oktober 2002

Income statement by division for the period from January 1 to September 30

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Sales revenue[2]	65,269	66,255	58,327	60,552	6,942	5,703
Cost of sales[2]	55,380	56,354	49,087	51,109	6,293	5,245
Gross profit of Automotive Division	**9,889**	**9,901**	**9,240**	**9,443**	**649**	**458**
Gross profit of Financial Services Division[3]	**940**	**927**	**– 174**	**– 54**	**1,114**	**981**
Distribution costs	5,386	5,223	4,930	4,773	456	450
Administrative expenses	1,596	1,540	1,113	1,079	483	461
Other operating result	– 133	319	104	368	– 237	– 49
Operating profit	**3,714**	**4,384**	**3,127**	**3,905**	**587**	**479**
Financial result	– 740	– 663	– 751	– 648	11	– 15
Profit before tax	**2,974**	**3,721**	**2,376**	**3,257**	**598**	**464**
Income tax expense	1,132	1,364	910	1,182	222	182
Profit after tax	**1,842**	**2,357**	**1,466**	**2,075**	**376**	**282**

Income statement by division for the period from July 1 to September 30

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Sales revenue[2]	21,209	20,757	18,781	18,710	2,428	2,047
Cost of sales[2]	18,001	17,260	15,848	15,387	2,153	1,873
Gross profit of Automotive Division	**3,208**	**3,497**	**2,933**	**3,323**	**275**	**174**
Gross profit of Financial Services Division[3]	**291**	**238**	**– 67**	**– 71**	**358**	**309**
Distribution costs	1,748	1,734	1,595	1,574	153	160
Administrative expenses	512	520	364	364	148	156
Other operating result	– 57	265	35	269	– 92	– 4
Operating profit	**1,182**	**1,746**	**942**	**1,583**	**240**	**163**
Financial result	– 471	– 385	– 452	– 355	– 19	– 30
Profit before tax	**711**	**1,361**	**490**	**1,228**	**221**	**133**
Income tax expense	272	458	188	432	84	26
Profit after tax	**439**	**903**	**302**	**796**	**137**	**107**

1) Including allocation of the consolidation between the Automotive and Financial Services divisions.
2) Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.
3) Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance leases.

Balance sheet by division as at September 30, 2002 and December 31, 2001

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Non-current assets	33,313	32,330	33,009	32,010	304	320
Leasing and rental assets	8,549	7,284	171	169	8,378	7,115
Current assets[2)3)]	67,626	64,810	27,177	26,065	40,449	38,745
Total assets	**109,488**	**104,424**	**60,357**	**58,244**	**49,131**	**46,180**
Capital and reserves	24,301	23,995	20,349	20,241	3,952	3,754
Minority interests	49	53	49	53	–	–
Provisions[2)]	25,106	24,081	23,310	22,429	1,796	1,652
Liabilities[3)]	60,032	56,295	16,649	15,521	43,383	40,774
Total capital	**109,488**	**104,424**	**60,357**	**58,244**	**49,131**	**46,180**

1) Including allocation of the consolidation between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges and deferred income.

Consolidated statement of changes in shareholders' equity

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment	of which reserve for cash flow hedges	Accumu-lated profits	Total
at January 1, 2001	**1,071**	**4,296**	**13,690**	**– 275**	**165**	**2,314**	**21,371**
Capital increase	16	119	–	–	–	–	135
Net profit for the period	–	–	–	–	–	2,357	2,357
Allocation to reserves	–	–	216	–	–	– 216	–
Dividend payments	–	–	–	–	–	–464	– 464
Other changes	–	–	– 507	– 282	– 236	67	– 440
at September 30, 2001	**1,087**	**4,415**	**13,399**	**– 557**	**– 71**	**4,058**	**22,959**
at January 1, 2002	**1,087**	**4,415**	**14,546**	**– 139**	**– 113**	**3,947**	**23,995**
Capital increase	2	36	–	–	–	–	38
Net profit for the period	–	–	–	–	–	1,842	1,842
Allocation to reserves	–	–	197	–	–	– 197	–
Dividend payments	–	–	–	–	–	– 503	– 503
Other changes	–	–	– 1,209	– 1,023	– 33	138	– 1,071
at September 30, 2002	**1,089**	**4,451**	**13,534**	**– 1,162**	**– 146**	**5,227**	**24,301**

Cash flow statement by division for the period January 1 to September 30

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Profit before tax	**2,974**	**3,721**	**2,376**	**3,257**	**598**	**464**
Income taxes paid	- 828	- 954	- 544	- 840	- 284	- 114
Depreciation	5,202	4,980	4,183	4,115	1,019	865
Change in pension provisions	299	348	293	340	6	8
Other expenses/income not affecting cash flow[2]	- 87	- 39	- 155	- 94	68	55
Gross Cash flow	**7,560**	**8,056**	**6,153**	**6,778**	**1,407**	**1,278**
Change in working capital	791	- 1,067	595	- 1,803	196	736
Change in inventories	*- 878*	*- 1,966*	*- 887*	*- 1,964*	*9*	*- 2*
Change in receivables	*- 1,067*	*- 790*	*- 870*	*- 1,219*	*- 197*	*429*
Change in liabilities	*2,252*	*689*	*1,905*	*417*	*347*	*272*
Change in other provisions	*484*	*1,000*	*447*	*963*	*37*	*37*
Cash flows from operating activities	**8,351**	**6,989**	**6,748[3]**	**4,975[3]**	**1,603**	**2,014**
Cash flows from investing activities	**- 11,206**	**- 10,938**	**- 6,130**	**- 5,208**	**- 5,076**	**- 5,730**
Net Cash flow	**- 2,855**	**- 3,949**	**618**	**- 233**	**- 3,473**	**- 3,716**
Change in investments in securities	- 216	- 300	- 201	- 63	- 15	- 237
Cash flows from financing activities	**3,547**	**4,318**	**- 928**	**431**	**4,475**	**3,887**
Cash flows from changes in exchange rates and to the scope of consolidation	- 115	12	- 88	8	- 27	4
Change in cash and cash equivalents	**361**	**81**	**- 599**	**143**	**960**	**- 62**
Cash and cash equivalents at September 30 [4]	**4,646**	**2,237**	**2,840**	**1,803**	**1,806**	**434**
Securities and loans	4,907	4,888	4,411	4,031	496	857
Gross liquidity	**9,553**	**7,125**	**7,251**	**5,834**	**2,302**	**1,291**
Total third-party borrowings	- 45,302	- 39,427	- 4,762	- 2,708	- 40,540	- 36,719
Net liquidity at September 30	**- 35,749**	**- 32,302**	**2,489**	**3,126**	**- 38,238**	**- 35,428**
- for information purposes at January 1	*- 33,928*	*- 27,496*	*2,701*	*3,698*	*- 36,629*	*- 31,194*
Adjustments for the negative net liquidity of financing and other companies			4,528	2,529		
Net liquidity in the core automotive business at September 30			**7,017**	**5,655**		

[1] Including allocation of the consolidation positions between the Automotive and Financial Services divisions.
[2] Primarily valuation of financial instruments at market value and valuation of investments at equity.
[3] Before consolidation of intra-Group relationships 6,666 (5,563) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank.

Accounting under IAS

In its latest annual financial statements the Volkswagen Group for the first time made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standard Interpretations Committee (SIC). Accordingly, this Interim Report to June 30, 2002 was likewise prepared in conformance to IAS 34.The interim consolidated financial statements are unaudited.

Accounting and valuation methods

In the preparation of the Interim Report and the presentation of the comparative figures for the previous year, the same consolidation principles and accounting and valuation methods were used as for the Group financial statements 2001. A detailed description of these methods is published in the notes to our Annual Report 2001. It can also be accessed on the internet at www.volkswagen-ir.de.

Scope of consolidation

In addition to VOLKSWAGEN AG, the consolidated Group companies comprise all major companies in Germany and abroad of which VOLKSWAGEN AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the third quarter of 2002, two companies were consolidated for the first time. The newly consolidated companies form part of the Automotive segment.

Cash flow statement

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank. The net liquidity is presented in detail on page 10 of this Report.

Share options exercised

Pursuant to a share option plan approved by the Annual General Meeting, the Board of Management of VOLKSWAGEN AG issued a total of four tranches of convertible bonds which were offered to employees, senior management and the members of the Board of Management in the years 1999 to 2002. In the third quarter of 2002, 9,856 employees exercised conversion rights arising from the share options acquired in the first and second tranches, which can now be exercised, to acquire a total of 819,860 ordinary shares from the second tranche.

Matters of special note

No matters of special note occurred after the end of the first nine months of 2002.

Scheduled dates (subject to change):

Annual Press Conference 2003:	March 11
International Investors' Conference 2003:	March 12
Annual General Meeting of Shareholders 2003:	April 24
Interim Report January to March 2003:	May 7


WOB PR 202

Published by:

VOLKSWAGEN AG
Finanz-Analytik und -Publizität
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38436 Wolfsburg
Germany
Phone: + 49 53 61 9-0
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Investor Relations:

VOLKSWAGEN AG
Investor Relations
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Germany
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VOLKSWAGEN AG
Investor Relations
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The Interim Report is also available on the Internet, in German and English, at **www.volkswagen-ir.de**.

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